UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 17)

Under The Securities Exchange Act of 1934

Data I/O Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

237690102

(CUSIP Number)

Glen F. Ceiley

Bisco Industries, Inc.

1500 N. Lakeview Ave.

Anaheim, CA 92807

(714) 693-2901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Exhibit Index on Page 7.

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Mr. Glen F. Ceiley
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds FF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                3,557 shares of Common Stock

  8.    Shared Voting Power

                1,063,827 shares of Common Stock ( See item 5)

  9.    Sole Dispositive Power

                3,557 shares of Common Stock

10.    Shared Dispositive Power

                1,063,827 shares of Common Stock ( See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,384 shares of Common Stock ( See item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 13.25%
14.	Type of Reporting Person IN

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Bisco Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 729,263 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 729,263 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,263 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 9.05%
14.	Type of Reporting Person CO

Page 3 of 12 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Bisco Industries, Inc. Profit Sharing and Savings Plan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 334,564 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 334,564 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,564 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 4.15%
14.	Type of Reporting Person EP

Page 4 of 12 pages

Item 2.	Identity and Background

(a)—(c), (f). This Schedule 13D is being filed by Mr. Glen F. Ceiley (“Mr. Ceiley”), Bisco Industries, Inc., an Illinois corporation (“Bisco”), and the Bisco Industries, Inc. Profit Sharing and Savings Plan (the “Plan”). Mr. Ceiley, Bisco and the Plan, are hereinafter collectively referred to as the “Reporting Persons.”

Mr. Ceiley’s principal employment is President of Bisco and his business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is a citizen of the United States of America.

Bisco’s principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley owns 100% of the voting common stock of Bisco.

The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan’s business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is the sole trustee of the Plan.

(d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 12 pages

Item 5.	Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended as follows:

(a) As of the close of business on December 14, 2004 the Reporting Persons owned in the aggregate, 1,067,384 Shares, which represent approximately 13.25% of the 8,056,049 Shares outstanding as of November 1, 2004 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. In accordance with the Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, and Bisco individually, may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

As of close of business on December 14, 2004, (i) Mr. Glen Ceiley beneficially owned an aggregate of 1,067,384 Shares, of which 3,557 shares were owned by Mr. Ceiley individually, 729,263 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 334,564 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan.

(b) Mr. Glen Ceiley has the sole power to vote and dispose of the shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

(c) Since the Reporting Persons most recent filing on Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

(d) Not applicable

(e) Not applicable

Page 6 of 12 Pages

Item 7.	Material to be Filed as Exhibits

Page Number

Exhibit 1. Joint Filing Agreement dated as of September 20, 1999	12

Page 7 of 12 Pages

SCHEDULE 1

The Reporting Persons have engaged in the following transactions in Shares since August 25, 2004 the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.

Transaction Date	Number of Shares	Price Per Share*	Purchaser
8/31/04	(5,000)	2.3479	BISCO CORP.
9/3/04	(100)	2.4899	BISCO CORP.
9/13/04	(1,800)	2.4566	BISCO CORP.
9/10/04	(2,760)	2.4463	BISCO CORP.
9/14/04	(5,240)	2.4480	BISCO CORP.
9/16/04	(3,650)	2.5302	BISCO CORP.
9/15/04	(60)	2.2933	Bisco profit sharing
9/16/04	(5,000)	2.4079	Bisco profit sharing
9/17/04	(6,000)	2.4483	Bisco profit sharing
10/27/04	(7,000)	2.8085	Bisco profit sharing
10/27/04	(10,000)	2.7789	BISCO CORP.
10/28/04	(4,100)	2.8275	BISCO CORP.
11/10/04	(7,100)	3.2685	BISCO CORP.
11/11/04	(3,565)	3.2871	Bisco profit sharing
11/12/04	(4,000)	3.3074	BISCO CORP.
11/15/04	(2,000)	3.3249	Bisco profit sharing
11/18/04	(100)	3.1800	BISCO CORP.
11/19/04	(9,900)	3.2591	BISCO CORP.
11/22/04	(350)	3.3014	Bisco profit sharing
11/24/04	(2,984)	3.2066	Bisco profit sharing
11/24/04	(2,000)	3.3249	Bisco profit sharing
11/26/04	(2,400)	3.2358	BISCO CORP.
11/30/04	(100)	3.2400	BISCO CORP.
12/1/04	(6,000)	3.3383	BISCO CORP.
12/3/04	(4,000)	3.3274	Bisco profit sharing
12/6/04	(2,000)	3.3849	Bisco profit sharing
12/7/04	(4,000)	3.4274	BISCO CORP.

*	Excluding commissions

Page 8 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004

/s/ Glen F. Ceiley
Name: Glen F. Ceiley

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004

Bisco Industries, Inc.

/s/ Glen F. Ceiley
Name: Glen F. Ceiley
Title: President

Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004

Bisco Industries, Inc. Profit Sharing And Savings Plan

/s/ Glen F. Ceiley
Name: Glen F. Ceiley
Title: Trustee

Page 11 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with rule 13d-(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock. no par value (the “Common Stock”), of Data I/O Corporation, a Washington corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 20, 1999.

/s/ GLEN F. CEILEY
Glen F. Ceiley

Bisco Industries, Inc.

/s/ GLEN F. CEILEY
Name: Glen F. Ceiley
Title: President

Bisco Industries, Inc.
Profit Sharing and Savings Plan

/s/ GLEN F. CEILEY
Name: Glen F. Ceiley
Title: Trustee

Page 12 of 12 Pages